Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3200 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	Austin, Texas
(512) 499-3800

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(312) 425-3900

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(713) 951-3300

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(310) 820-8800

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(210) 246-5000

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(202) 326-1500

November 14, 2005
VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Birmingham Bloomfield Banchsares, Inc. Amendment No. 2 to Form SB-2, filed November 14, 2005 File No. 333-128127
Attention: David Lyon
Ladies and Gentlemen:
     On behalf of our client, Birmingham Bloomfield Bancshares, Inc. (“Company”), we are filing with the Securities and Exchange Commission (“Commission”) by electronic transmission Amendment No. 2 to the above-referenced Form SB-2 originally filed with the Commission on November 14, 2005.
     The referenced amendments incorporate information in response to the comment letter, dated November 9, 2005, from the staff of the Commission. These comments are reproduced below in bold, italicized print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.
1. Indicate the date of the report produced by ESRI, referenced in the sixth paragraph.
     The ESRI report was prepared in November 2004, and the prospectus has been revised to disclose this date.
2. Indicate in the sixth paragraph the percentage change in median price of a single-family home on an historical basis for the same length of time as your projection and over the past year.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
November 14, 2005

     The indicated periods were not reference points in the demographic information obtained from ESRI in connection with the regulatory applications for Bank of Birmingham (“Bank”). However, the prospectus has been revised to disclose that the median price of a single-family home increased approximately 22.83% between 2000 and 2004.
3. We note the recent troubles in the automobile parts supplier industry in general, including the bankruptcy filings by Delphi Corp. and Collins & Aikman. We further note that both companies are headquartered in Oakland County and that their circumstances may have additional impact on the automobile industry in general. Please include a risk factor regarding these matters and their possible impact on the economy of Oakland County and your operations. Otherwise, confirm in the filing that management does not believe that adverse events within the automobile industry will materially impact Oakland County and the operations on the company.
     The prospectus has been revised to include an additional risk factor related to the economic conditions in Oakland County.
4. We note your continued reference, beginning in the seventh line of the first paragraph, to the sale of securities “where none of our organizers and directors is currently licensed.” Please reconcile the implication that the organizers and directors are licensed to sell securities in some states with your reliance on Rule 3a4-1 and your assertions elsewhere that there is no need for broker-dealer licensing.
     The laws of certain states require the registration of issuers as “dealers” and the registration and licensing of “agents” selling issuer securities on behalf of the issuer, notwithstanding the fact that such persons would be exempt for the definition of “broker” or “dealer” under federal securities laws. In some cases, persons satisfying the Rule 3a4-1 safe harbor, who would not otherwise be required to register or be licensed to engage in the offering, may be required under state law to so do.
     For example, in the State of Texas, the term “dealer” includes an issuer offering and selling its own securities through persons directly controlled by the issuer, such as its officers and directors. Accordingly, in Texas, the issuer would be required to register under state blue sky laws as a “dealer,” and any person selling on behalf of the issuer, including a director or executive officer who would qualify for the Rule 3a4-1 safe harbor, would be required to register, and be licensed, as an agent of the issuer.
     The prospectus has been revised in the section titled “The Offering — Plan of distribution” to reflect that certain of our directors and executive officers who are not required to register as brokers or dealers under the federal securities laws may be required to register under the blue sky laws of certain states in which the Company may offer and sell shares.
5. Messrs. Schwartz, Schwartz and Stapleton are associated persons of a broker-dealer, and accordingly do not satisfy the requirements of Rule 3a4-1 and are not entitled to the safe harbor contained therein. Section 15 therefore governs whether or not Messrs. Schwartz, Schwartz and Stapleton would need to register as broker-dealers. As associated persons of broker-dealers, Messrs. Schwartz, Schwartz and Stapleton are engaged in the business of effecting transactions in securities, and would be engaged in a distribution of securities in connection with the proposed offering. As earlier noted, they are not entitled to rely upon the safe harbor in Rule 3a4-1. Absent another

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
November 14, 2005

exemption from Section 15, they would therefore be required either to register as broker-dealers or to sell the securities under the supervision of the broker-dealer with which they are associated.
     The prospectus has been revised to disclose that Messrs. Schwartz, Schwartz and Stapleton are associated persons of a broker-dealer and, thus, will not qualify for the Rule 3a4-1 safe harbor. Accordingly, to the extent required by law, Messrs. Schwartz, Schwartz and Stapleton will participate in the offering only under the supervision of the broker-dealers with which they are associated, or to the extent that each is separately licensed as a broker-dealer. None of Messrs. Schwartz, Schwartz or Stapleton, or any broker-dealer with which they are associated, will receive any commission or other compensation in connection with the offering.
6. Please provide us with additional details as to Mr. Dillon’s involvement with and date of joining the registrant, compensation, and expected involvement in the distribution.
     Mr. Dillon joined the organizing group in approximately November 2004, at approximately the same time as a majority of the other organizers. Since joining the organizational group, Mr. Dillon has been actively involved in all phases of the Bank’s regulatory application process. He was involved as a member of the organizers in reviewing the proposed sites from which the Bank will commence operations, considering management nominees and approving other pre-incorporation activities of the Bank. He actively participated in the field interviews conducted by the FDIC and the State of Michigan in connection with the regulatory approval process for the Bank. In addition, as an organizer, Mr. Dillon advanced cash and guaranteed a portion of the pre-opening line of credit to enable the Company and Bank to fund pre-opening expenses.
     Mr. Dillon’s involvement in the offering will be the same as each of the other organizers, other than Robert Farr, the proposed President of the Company, who will preside over informational meetings with potential investors and coordinate and authorize all offering-related communications. Accordingly, Mr. Dillon may assist in the offering process by providing names of potential investors to Mr. Farr, informing Mr. Farr of inquiries they receive regarding the offering, responding to routine inquiries regarding the offering terms, participating in the informational meetings and engaging in follow-up communications with potential investors invited by Mr. Dillon to the informational meeting.
     Mr. Dillon will not receive any compensation or other remuneration as a result of his participation as an organizer or in the offering. He will receive only the shares that he purchases, shareholder warrants to which he is entitled on the same basis as all other initial shareholders, and organizer warrants to which he is entitled on the same basis as all other organizers. The organizer warrants are to compensate the organizers for “at risk” amounts advanced to, or guaranteed on behalf of, the Company to cover organizational and other pre-opening expenses and bear no relation to the size or success of the offering or the organizer’s actual participation in the organizational process or the offering.
7. In response to your letter of November 8,2005, setting forth the Company’s position that Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be brokers under Section 3(a)(4) of the Exchange Act, we note as an initial matter that an associated person of a broker-dealer can never be considered to be a “finder.” Associated persons of a broker-dealer are “engaged in the business” of effecting securities transactions. Thus, to the extent that the Staff has permitted “finders” not to

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
November 14, 2005

register as broker-dealers, Messrs. Schwartz, Schwartz and Stapleton, as associated persons of a broker dealer, may not rely on any such relief. Further, we note that Messrs. Schwartz, Schwartz and Stapleton’s activities in the offering easily fall under those that are considered hallmarks of brokerdealer activity. See http://www.sec.gov/divisions/marketreg/bdguide.htm. Lastly, we note that the lack of compensation to be paid to Messrs. Schwartz, Schwartz and Stapleton is not relevant, as they are “engaged in the business of effecting transactions in securities for the account of others” by virtue of being associated persons of a broker-dealer. We therefore disagree with your contention that Messrs. Schwartz, Schwartz and Stapleton should not be deemed to be broker-dealers under Section 3(a)(4) of the Exchange Act, and to the extent that they participate in the offering, they would therefore be required either to register as broker-dealers or to sell the securities under the supervision of the broker-dealer with which they are associated. Please revise your registration statement accordingly.
     Please see the response to question 5.
8. We note the first sentence reference to your repayment of a $749,000 cash advance from the organizers. Please revise the filing to describe this advance, including how it was used and how it relates to the line of credit discussed in this section and at Warrants, page 3.
     The prospectus has been revised to clarify that the cash advances were made to fund pre-opening expenses prior to the receipt of the line of credit. All but six organizers advanced approximately $30,000 to fund pre-opening expenses, and six organizers advanced approximately $15,000 to fund pre-opening expenses.
9. At the end of the fourth paragraph you reference “predictions of economic growth.” Please either delete this type of promotional text or disclose the basis for this statement.
     The phrase has been deleted.
10. Item 601(b)(5) requires a legality opinion based on the state law of the state of incorporation. If Jenkens & Gilchrist is unable to delete the assumptions regarding Michigan law, expressed in the next to last paragraph, then another law firm will need to provide this opinion.
     A legal opinion issued by Howard & Howard Attorneys P.C. is attached as Exhibit 5.1.
11. You will need to file an opinion. rather than a form of opinion, prior to effectiveness.
     A legal opinion issued by Howard & Howard Attorneys P.C. is attached as Exhibit 5.1.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
November 14, 2005

     We trust that the following responses to the Commission’s comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

Very truly yours,
/s/ Geoffrey S. Kay

Geoffrey S. Kay

Enclosures

cc:	Robert Farr Richard Miller Peter G. Weinstock, Esq. (firm)